August 18, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Makkanotti Group Corp.
       Registration Statement on Form S-1
       Filed August 5, 2015
       File No. 333-204857

Ladies and Gentlemen:

This letter sets forth the responses of Makkanotti Group Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of August 5, 2015.

Legal Opinion, Exhibit 5.1

1. Please have counsel remove the language "otherwise protected attorney-client communication" in the third paragraph and the entire paragraph which begins "Typically, correspondence . . .". Purchasers of the common shares in this offering are entitled to rely on the legal opinion. See Section II. B. 3(d) of Staff Legal Bulletin No. 19 dated October 19, 2011.

Response

The language has been removed.

Very Truly Yours,
/s/Anna Ioannou
 Anna Ioannou
President of Makkanotti Group Corp.